United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-______.)

US GAAP
BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Investor Relations
Departament
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Andrea Gutman
Marcio Loures Penna
Samantha Pons
Thomaz Freire
Tel: (5521) 3814-4540
Performance of Vale in 2Q10
Rio de Janeiro, July 29, 2010 — Vale S.A. (Vale) reports strong operational and financial performance in the second quarter of 2010 (2Q10), the best since the global financial shock took place in 3Q08, signaling that value creation is gaining momentum. These results reflect a rising global demand for minerals and metals, operating costs under control and our efforts to increase production.
2Q10 marks the first quarter with the implementation of the new pricing regime for iron ore. The move towards price flexibility brings more efficiency and transparency to iron ore pricing and allows the recognition of quality differences, contributing to stimulate long-term investment. In addition, clients are able to know beforehand the price to be paid in the following quarter, thus facilitating cost control and inventory management.
We strongly believe that the continuous quest for growth will keep Vale on the road to significant shareholder value creation.
The main steps for the acquisition of Brazilian fertilizer assets were completed and one month’s performance of the newly acquired assets is already captured in the 2Q10 results1. Bayóvar, our first greenfield project in the fertilizer business, came on stream this month, on time and on budget. This was the third project to be delivered out of seven scheduled to be concluded this year.
As the many greenfield projects due to start up in the near future are delivered, the ground will be laid for the building of new growth platforms through the development of low-capex brownfield projects to meet global demand expansion, opening additional lanes to shareholder value creation.
The main highlights of Vale’s performance in 2Q10 were:
•	Operating revenue of US$9.9 billion in 2Q10, 45.0% more than the US$6.8 billion in 1Q10.
•	Operating income, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$4.6 billion in 2Q10, 124.5% above 1Q10.
•	Operational margin, as measured by adjusted EBIT margin, increased to 47.9% in 2Q10 from 31.2% in 1Q10.
•
Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), rose to US$5.6 billion in 2Q10 — the third highest quarterly EBITDA in our history — from US$2.9 billion in 1Q10.

•	Net earnings of US$3.7 billion, equal to US$0.70 per share on a fully diluted basis, against US$1.6 billion in 1Q10.

[1]	As of May 27, 2010, we announced the conclusion of the acquisition for US$ 4.7 billion of 58.6% of Fosfertil — 72.6% of its voting shares — and the Brazilian fertilizer assets of Bunge.
2Q10

US GAAP
•	Investments — excluding acquisitions — reached US$2.4 billion, with US$2.0 billion spent on organic growth.
•	First tranche of the minimum dividend for 2010, equal to US$1.25 billion or US$0.24 per share, paid on April 30.
•	Total debt/LTM EBITDA ratio fell below 2x, reaching 1.76x.

Table 1 — SELECTED FINANCIAL INDICATORS

	2Q09	1Q10	2Q10%		%
US$ million	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	5,084	6,848	9,930	95.3	45.0
Adjusted EBIT	976	2,062	4,630	374.4	124.5
Adjusted EBIT margin (%)	19.7	31.2	47.9	—	—
Adjusted EBITDA	1,725	2,855	5,577	223.3	95.3
Net earnings	790	1,604	3,705	369.0	131.0
Earnings per share fully diluted basis(US$ / share)	0.15	0.30	0.70	—	—
Total debt/ adjusted LTM EBITDA (x)	1.49	2.42	1.76	—	—
Capex (excluding acquisitions)	2,080	2,158	2,375	14.2	10.1

	1H09	1H10%
US$ million	(A)	(B)	(B/A)
Operating revenues	10,505	16,778	59.7
Adjusted EBIT	2,661	6,692	151.5
Adjusted EBIT margin (%)	25.9	41.2
Adjusted EBITDA	4,006	8,432	110.5
Net earnings	2,153	5,309	146.6
Capex (excluding acquisitions)	3,794	4,533	19.5
Acquisitions	1,444	5,334	269.4
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Alunorte, Albras, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS., Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International, Vale Overseas, Fertilizantes Fosfatados S.A. — Fosfertil and Vale Fosfatados.

US GAAP	2Q10

US GAAP	2Q10
• BUSINESS OUTLOOK
Over the twelve-month period ended at June 2010 global GDP ran at an above-trend growth rate and industrial production recorded the largest gains since at least the early seventies. The rebound in global manufacturing activity, which has retraced a significant part of the peak to recession trough decline, has contributed to fuel a substantial demand expansion for minerals and metals and the strongest price rise seen in recoveries out of the last five global downturns.
A recovery from a recession usually starts with an initial acceleration phase which is followed by a desirable moderation towards a more sustainable pace of expansion. During the last four quarters global manufacturing output grew at a rate above 10%, characterizing a boom which is clearly not sustainable over time. Thus, the emergence of a transition period characterized by growth deceleration is an expected phenomenon.
As a matter of fact, there are signals that global manufacturing production has begun to slow. While still remaining at a high level — even higher than the average level during 2003-2007 when the global economy expanded at a fast pace — the J.P. Morgan global manufacturing PMI fell in June, suggesting the end of an inventory cycle which has contributed to a phase of production acceleration in order to align with a rising final demand. If on the one hand, there is no inventory overhang, on the other hand, with the fading of inventory building the expansion of industrial output will depend much more on the behavior of final demand. Up until now, conditions in the labor market improved as companies resumed hiring thus adding strength to retail sales, and capital expenditures have been recovering from depressed levels.
Latest data show that the deceleration is being led by the high-growth emerging Asian economies reflecting the exiting from monetary policy stimulus of various central banks and in particular the credit tightening and measures intended to cool the property market in China.
Concerns about the ability of some Euro zone countries to manage sizable budget deficits and high levels of public debt spurred a change in risk appetite which heightened financial asset price volatility and created funding strains. As a consequence, financial conditions became less supportive of economic growth in recent months, raising the fears of a more pronounced weakening of global expansion growth than would be expected solely from the cyclical convergence to a more sustainable pace.
The growth outlook is also being influenced by the expectations of negative effects provoked by the shift of the fiscal policy stance in developed countries from stimulative to restrictive and the concerns about the risk of a sharp deceleration of the Chinese economy. The combination of these factors has been a key determinant in the correction of mineral and metal prices since April.
So far the European sovereign debt problems have been essentially a regional and not a global problem as they have remained limited to European peripheral economies and did not spread to the EU core countries nor to other regions of the world. At the same time, the creation of the European Financial Stability Facility, the package of initiatives launched by the European Central Bank to address the bond and money market tensions and the measures taken by several governments to cut their budget deficits led to the mitigation of default risks and are expected to improve risk perception. As a consequence, market tensions have partially receded, as shown by the simultaneous decline in interbank spreads and equity price volatility and the appreciation of the euro since early June.
Despite the view that the decision to tighten fiscal policy is in the wrong stage of the cycle, just as the world economy is recovering from a recession, past experience from developed economies suggests that economic growth improved during large fiscal corrections that relied more on cutting current government spending. The change in expectations regarding future tax increases, the contribution to reduce real wages — badly needed to restore the competitiveness of some EU countries — and the fall in real interest rates arising from the improvement in risk perception tend to boost economic activity, whereas expansionary fiscal policies in the presence of severe budget deficits and high public debt ratios risk an abrupt shift in financial market sentiment resulting in a sudden stop of financing flows.

US GAAP	2Q10
As mentioned, expectations about the performance of the Chinese economy have been a source of downward price volatility over the last few months, initially due to unfounded concerns about asset price bubbles lately being replaced by fears about a sharp deceleration of economic activity.
Chinese GDP increased 8% per annum in 2Q10 on a seasonally adjusted quarter-on-quarter basis (10.3% year-on-year), the slowest sequential expansion since 1Q09 but still a robust performance. The slowdown was led by fixed asset investment in real terms, influenced by the effect of credit tightening in infrastructure investment, which was partially offset by the rising investment in real estate, as land purchases and housing starts continued to increase.
Tightening measures in China were needed to avoid overheating and in our view the ongoing deceleration of economic activity is consistent with the convergence to a sustainable growth path. While we do not anticipate a relaxation in the short-term of the measures to cool the property market — as policy makers are likely to wait for a deeper assessment of the impact of current restrictions before making new decisions and there is a matter of policy credibility involved — we do not foresee any further tightening in credit controls and/or interest rate hikes. In this respect, it is important to note that the bank lending expansion target for this year is 18%, which still means significant credit growth, even though this is a much slower pace than the dramatic expansion recorded last year.
We expect China’s demand for steel and iron ore to bounce back in the fourth quarter of 2010 as the inventory correction — which produced a mini-cycle of decreasing steel prices within an expansionary cycle — comes to an end and the outlook for the property market becomes clearer. In this regard, we expect the building of public housing for low-income families to provide a backstop for construction, thus mitigating the negative impact on the demand for steel.
After peaking in April, at 121 Mt on a seasonally adjusted basis, global carbon steel output reached 117 Mt in June, returning to the pre-crisis peak level of July 2008. The demand for Vale’s iron ore remained strong with shipments to clients facing limitations set by our own capacity rather than by client orders. After its launch in March this year, the quarterly price formula for iron ore and pellets is being consolidated with all clients around the world.
During the summer season in the Northern Hemisphere activity in the steel market tends to remain relatively weak. For 4Q10, in addition to the expected Chinese recovery, demand for steel in the rest of the world is likely to rebound as inventories are replenished.
There is an increasing concern on the part of Chinese government authorities about the rise of carbon emissions and the high level of energy consumption per US$ of GDP, which, pursuant to estimates of the International Energy Agency, is the double that of the US and triple that of the EU. In this context, steel is one of the six industries2 that still showed increases in energy consumption this year and were singled out as targets for government efforts for performance improvement.
Simultaneously, the Ministry of Industry and Information Technology presented new plans to reduce the number of steel companies and speed up industry consolidation, through the closure of outdated mills and the encouragement of mergers.
These moves have the potential to cause a structural change towards a more intensive consumption of higher value-in-use iron ores produced by Vale as they contribute to lower both energy consumption and carbon dioxide emissions in addition to the fact that modern blast furnaces require the consumption of high-quality raw materials.
China has resumed the adoption of the more flexible exchange rate policy launched in July 2005, after an interlude that lasted from June 2008 to June 2010. It is only a very promising initiative if it means the initial step towards a floating regime, as the lack of exchange rate flexibility not only reduces monetary policy independence, but also contributes to the existence of a dysfunctional financial system. The inability of the Chinese central bank to employ interest rates as a primary tool of monetary policy implies that credit growth has to be controlled by quantitative controls, such as targets/ceilings and administrative measures, rather than letting it be guided by market signals.
The use of non-market instruments leads to misallocation of credit and very low real interest rates to remunerate depositors’ savings. Misallocation of capital always presents a threat to long-term growth sustainability and the underdevelopment of financial instruments has been stimulating booms and busts in the Chinese equity and real estate markets, which amongst other consequences contribute to macroeconomic volatility and to instability in the demand for steel.

[2]	Power generation, steel, aluminum, cement, petrochemical and chemical industries.

US GAAP	2Q10
According to our estimates, global stainless steel output remained strong for the second consecutive quarter, reaching 7.7 Mt in 2Q10, on a seasonally adjusted basis, and the austenitic ratio stayed constant, at 73%. Nickel inventories at the London Metal Exchange (LME) warehouses have been decreasing continuously since early February 2010. As a result, 30% of stocks were shed, during this five-month period.
However, after rallying from February to April, nickel prices fell until the first week of June and have stayed range bound fluctuating around a level of US$19,500 per metric ton. We see the recent nickel price behavior as a consequence of the pricing of risks of a global growth slowdown and the partial anticipation of the effects on global supply from the end of the strike in our Sudbury and Voisey’s Bay operations.
On July 9 Vale ratified new five-year collective agreements with the labor union representing production and maintenance employees in Sudbury and Port Colborne, Ontario, Canada. Within four to six weeks from the end of the strike all the employees are expected to return to work.
In addition to the normalization of our nickel operations, the agreements were very positive to the extent that they allow the introduction of a defined contribution pension plan for new employees and the adoption of a more meritocratic variable compensation system, thus enhancing the foundations of growth sustainability.
The demand for nickel for non-stainless steel applications has been strong around the world, and we expect it to remain steady in 2H10. Simultaneously, the demand for stainless steel will soften due to the seasonal weakness in 3Q10 before improving by year-end.
Despite the short-term risks to the global economic recovery, we do not foresee a reversal, even though a slower pace of expansion is expected for the next few quarters. In the light of a positive view about the long-term fundamentals of the markets for minerals and metals, we are continuing to develop our pipeline of projects, adjusting the asset portfolio to optimize capital allocation and to pursue opportunistic value creating acquisitions.
In the first seven months of the year, Vale delivered three of the seven projects scheduled to come on stream in 2010: (a) Additional 20 Mtpy, a low-cost high-quality iron ore brownfield project at Carajás; (b) Bayóvar, a phosphate rock mine in Peru, one of the lowest cost phosphate rock mines in the world, our first greenfield project in the fertilizer business and also our first greenfield mining project to be concluded outside Brazil; (c) TK CSA, a steel slab plant in the state of Rio de Janeiro, Brazil, with a capacity of 5 Mt per year, in which Vale has a 26.87% stake and is the exclusive supplier of iron ore and pellets. In 2H10, Onça Puma (ferronickel), Tres Valles (copper), Oman (pellet plant and distribution center) and Estreito (power plant) will come on stream.
The delivery of a pipeline of projects boosts production growth, cash generation and value creation for shareholders, following a transitory phase characterized by the large financing needs to develop growth initiatives and pressures on the returns on capital invested. Some of the projects already concluded, such as Bayóvar, and others to be concluded in the near future, such as Moatize and Salobo, also open the door for low-capex brownfield expansions, magnifying their impact on cash flow and return to shareholders.
We recently concluded important steps in the acquisition of fertilizer assets in Brazil. Alongside the expected contribution to long-term shareholder value creation, the development of a fertilizer asset base is a move that leads to a further and more interesting diversification of our asset portfolio, as the fertilizer business is exposed to cyclical changes that have different drivers than those determining minerals and metals cycles.
At the same time, the decision to invest in operations in Brazil and to focus on its market entails a geographical diversification in the sources of revenue increase thus easing the reliance on Asian demand growth. Brazilian agriculture has a high growth potential, implying very good prospects for the demand for fertilizer nutrients. Highlighting its potential, the forecasts of a recent joint study prepared by OECD-FAO indicates Brazil as the country with the fastest growing agricultural production in the world, with an expected increase of 40% until 2019, when compared to the 2007-2009 base period.

US GAAP	2Q10
• REVENUES
Gross operating revenues totaled US$9.930 billion in 2Q10, with an increase of 45.0% over the US$6.848 billion in 1Q10.
Higher sales prices produced a positive effect of US$2.259 billion on 2Q10 operating revenues, while sales volume growth added US$823 million. The implementation of the quarterly pricing system for iron ore and pellets started to be reflected in the revenues for 2Q10. Rising iron ore and pellet prices contributed with an increase of US$2.179 billion, while price changes of other products accounted for US$80 million.
The share of bulk materials — comprised of iron ore, pellets, manganese ore, ferroalloys, metallurgical and thermal coal — in total revenues rose to 75.6% in 2Q10 from 70.8% in 1Q10, while the contribution of base metals declined to 17.5% from 22.3%. Logistics services represented 4.1% of total operating revenues, fertilizers 2.1%, and other products 0.7%. As the acquisition of the Brazilian fertilizer assets was partially concluded at the end of May 2010, their financial performance in June was captured in Vale’s 2Q10 results.
Sales to Asia represented 48.2% of total revenues, while sales to the Americas accounted for 23.2%, to Europe 24.0% and the rest of the world 4.6%. China’s share in our sales revenues fell to 28.1% in 2Q10 from 39.7% one year ago, reflecting a more balanced growth in the global demand for minerals and metals.
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	2Q09%		1Q10%		2Q10%
Bulk materials	2,812	55.3	4,849	70.8	7,506	75.6
Ferrous minerals	2,716	53.4	4,722	69.0	7,321	73.7
Iron ore	2,423	47.7	3,748	54.7	5,435	54.7
Pellets	176	3.5	769	11.2	1,610	16.2
Manganese ore	43	0.8	58	0.8	89	0.9
Ferroalloys	69	1.4	131	1.9	160	1.6
Pellet plant operation services	3	0.1	5	0.1	8	0.1
Others	2	—	11	0.2	19	0.2
Coal	96	1.9	127	1.8	185	1.9
Thermal Coal	50	1.0	62	0.9	72	0.7
Metallurgical Coal	46	0.9	65	0.9	113	1.1
Base metals	1,788	34.3	1,526	22.3	1,736	17.5
Nickel	916	18.0	687	10.0	820	8.3
Copper	271	5.3	227	3.3	233	2.3
PGMs	54	1.1	1	—	14	0.1
Precious metals	26	0.5	8	0.1	9	0.1
Cobalt	12	0.2	5	0.1	5	0.1
Aluminum	180	3.5	258	3.8	244	2.5
Alumina	275	5.4	331	4.8	404	4.1
Bauxite	—	—	6	0.1	6	0.1
Others	55	0.3	4	0.1	1	—
Fertilizers nutrients	121	2.4	65	0.9	210	2.1
Potash	121	2.4	65	0.9	55	0.5
Phosphates	—	—	—	—	107	1.1
Nitrogen	—	—	—	—	35	0.4
Others	—	—	—	—	13	0.1
Logistics services	280	5.5	311	4.5	407	4.1
Railroads	223	4.4	236	3.4	301	3.0
Ports	57	1.1	75	1.1	106	1.1
Others	83	2.5	97	1.4	71	0.7
Total	5,084	100.0	6,848	100.0	9,930	100.0

US GAAP	2Q10
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	2Q09%		1Q10%		2Q10%
North America	513	10.1	348	5.1	358	3.6
USA	198	3.9	135	2.0	163	1.6
Canada	315	6.2	207	3.0	183	1.8
Others	—	—	7	0.1	11	0.1
South America	839	16.5	1,378	20.1	1,950	19.6
Brazil	802	15.8	1,258	18.4	1,756	17.7
Others	37	0.7	120	1.8	194	2.0
Asia	2,952	58.1	3,536	51.6	4,783	48.2
China	2,018	39.7	2,160	31.5	2,795	28.1
Japan	378	7.4	832	12.2	1,072	10.8
South Korea	165	3.2	232	3.4	316	3.2
Taiwan	193	3.8	178	2.6	269	2.7
Others	198	3.9	133	1.9	331	3.3
Europe	665	13.1	1,357	19.8	2,381	24.0
Germany	130	2.6	424	6.2	745	7.5
Belgium	85	1.7	33	0.5	67	0.7
France	41	0.8	81	1.2	93	0.9
UK	149	2.9	140	2.0	358	3.6
Italy	43	0.8	138	2.0	298	3.0
Others	217	4.3	541	7.9	821	8.3
Rest of the World	115	2.3	229	3.3	458	4.6
Total	5,084	100.0	6,848	100.0	9,930	100.0
• COSTS
Operating costs remained under control as costs of goods sold (COGS) decreased by US$29 million in comparison to 1Q10 after adjusting for the expansion in sales volumes and the effect of the depreciation of the US dollar3. Higher shipments and currency price changes caused a total cost increase of US$595 million and US$17 million, respectively, whereas non-adjusted COGS rose by US$583 million.
Expenses with energy consumption accounted for 18.2% of COGS, being its largest component. These costs reached US$749 million, increasing by US$132 million compared to 1Q10.
Fuel and gases costs reached US$465 million, increasing 20.2% on a quarter-on-quarter basis. Out of the US$77 million cost increase, US$68 million was due to the increase of our activities. The cost of electricity was US$284 million against US$230 million in 1Q10, representing a 23.5% quarter-on-quarter increase, mainly due to the higher consumption (US$44 million).
In 2Q10, the cost of materials accounted for 16.4% of COGS, amounting to US$675 million, against US$629 million in 1Q10. The increase in input costs totaled US$44 million due to higher sales in this quarter, and was the item with the largest impact on the performance of materials expenses.
Costs for outsourced services, making up 15.5% of COGS, were US$637 million in 2Q10, compared to US$534 million in 1Q10. The main factor for the cost increase was higher sales volumes (US$98 million).
Expenses with railroad freight increased to US$151 million from US$114 million in 1Q10, adding US$37 million to the costs with outsourced services. The volume of iron ore transported from our Southern System mines to the maritime terminals of Guaíba Island and Itaguaí by MRS, a non-consolidated affiliated logistics company, grew by 20%.

[3]	COGS currency exposure in 2Q10 was made up as follows: 75% in Brazilian reais, 14% in US dollars, 6% in Canadian dollars, 3% in Indonesian rupiah and 2% in other currencies.

US GAAP	2Q10
Personnel expenses reached US$449 million, representing 10.9% of COGS. The increase of US$25 million relatively to 1Q10 reflected higher sales volumes.
The cost of purchasing products from third parties amounted to US$337 million — 8.2% of COGS — against US$302 million in 1Q10.
The cost of purchasing iron ore and pellets was US$186 million, against US$121 million in 1Q10. The volume of iron ore bought from smaller miners came to 1.8 Mt in 2Q10 compared with 937,000 metric tons in 1Q10. The acquisition of pellets from our joint ventures amounted to 920,000 metric tons in this quarter — against 765,000 metric tons in 1Q10.
The amount spent with the purchase of nickel products dropped to US$69 million from US$91 million in 1Q10, as volumes were reduced and more than offset the effect of higher average prices.
Costs with shared services, which reflect the cost of our shared services organization reached US$66 million, in line with 1Q10 level of US$61 million.
Depreciation and amortization — 15.4% of COGS — amounted to US$635 million, at the same level of US$633 million in 1Q10.
Other operational costs reached US$574 million, compared to US$339 million in 1Q10. The increase of US$235 million against 1Q10 was generated by changes in various items: (a) mining royalties, US$37 million; (b) the allocation of the operating costs of Vale Fosfatados4, US$41 million; (c) the reassessment of inventories in the ferrous minerals business, US$48 million; (d) the non-cash impact of the fair value adjustment of inventories existing at the acquired fertilizer assets as required by accounting standards, US$24 million; (e) rise in demurrage charges, US$40 million.
The inventory adjustments of fertilizer assets are related to the preliminary purchase price allocation based on the fair values of all the incorporated firm’s assets according to FAS 141 and 142. Such allocation resulted in a fair value adjustment of inventories of US$64 million for Fosfertil and US$33 million for Vale Fosfatados, totaling an impact of US$97 million on the accounting value of assets in our balance sheet. At the same time, these adjustments produced a non-cash charge against 2Q10 costs of US$24 million, US$19 million for Fosfertil and US$5 million for Vale Fosfatados. The remaining balance of the inventory adjustment will be expensed in the following quarters as sales take place.
In 2Q10, demurrage costs — fines paid for delays in loading ships at our maritime terminals - totaled US$59 million, equivalent to US$1.00 per metric ton of iron ore shipped, against US$19 million in the previous quarter, US$0.33 per metric ton, primarily due to operational problems at the Ponta da Madeira maritime terminal.
Sales, general and administrative expenses (SG&A) came to US$343 million, against US$293 million in 1Q10. The higher SG&A expenses are mainly explained by the increase in costs with consulting services (US$12 million) and lower adjustment — US$4 million against US$11 million in 1Q10 — of copper revenues under the MAMA (month-after-month of arrival) pricing system for the shipments of copper concentrates.
Research and development (R&D) expenses, which reflect our investment to create long-term growth opportunities, amounted to US$189 million5 in the quarter, compared to US$172 million invested in 1Q10.
Other operating expenses reached US$374 million, against US$538 million in 1Q10. Expenses related to idle capacity and stoppage of operations totaled US$149 million, US$61 million lower than the previous quarter. Those expenses have been coming down since they peaked in 3Q09 at US$262 million, given the resumption of operations.

[4]	The fertilizer assets acquired from Bunge were incorporated under Vale Fosfatados.

[5]
This is an accounting figure. In the Investment section of this press release, we disclose a figure of US$ 273 million for research & development, computed in accordance with financial disbursements in 2Q10.

US GAAP	2Q10
Table 4 — COGS BREAKDOWN

US$ million	2Q09%		1Q10%		2Q10%
Outsourced services	519	16.6	534	15.1	637	15.5
Cargo freight	179	5.7	165	4.7	213	5.2
Maintenance of equipments and facilities	102	3.2	127	3.6	149	3.6
Operational Services	138	4.4	129	3.7	151	3.7
Others	100	3.2	112	3.2	124	3.0
Material	660	21.1	629	17.8	675	16.4
Spare parts and maintenance equipment	205	6.5	281	7.9	301	7.3
Inputs	274	8.7	188	5.3	232	5.6
Tires and conveyor belts	34	1.1	57	1.6	42	1.0
Others	147	4.7	102	2.9	100	2.4
Energy	461	14.7	617	17.4	749	18.2
Fuel and gases	279	8.9	387	10.9	465	11.3
Electric energy	182	5.8	230	6.5	284	6.9
Acquisition of products	153	4.9	302	8.5	337	8.2
Iron ore and pellets	5	0.2	121	3.4	186	4.5
Aluminum products	63	2.0	69	1.9	72	1.7
Nickel products	79	2.5	91	2.6	69	1.7
Other products	6	0.2	21	0.6	10	0.3
Personnel	449	14.3	424	12.0	449	10.9
Depreciation and exhaustion	571	18.2	633	17.9	635	15.4
Shared services	55	1.8	61	1.7	66	1.6
Others	267	8.5	339	9.6	574	13.9
Total	3,135	100.0	3,539	100.0	4,122	100.0
• OPERATING INCOME
Operating income, as measured by adjusted EBIT, amounted to US$4.630 billion in 2Q10, substantially higher than the US$2.062 billion achieved in the 1Q10, and almost five times the number recorded in 2Q09, US$976 million.
The increase of US$2.568 billion in our quarterly adjusted EBIT was due to the positive impact of operating revenues, driven by higher sales prices for iron ore and pellets (US$2.178 billion), higher shipment volumes in almost all of our products (US$823 million) and lower expenses (US$96 million), partially offset by the higher COGS (US$583 million), which, as previously commented, was mainly due to the larger sales volumes.
The adjusted EBIT margin was 47.9% in 2Q10 and 1,672 basis points above the margin for 1Q10, at 31.2%. It was also much higher than the average operating margin for the last 20 quarters, 37.5%, and the third highest ever.
• NET EARNINGS
In 2Q10, net earnings amounted to US$3.705 billion, compared with US$1.604 billion in 1Q10, with a significant quarter-on-quarter increase of 131.0%. Earnings per share, on a fully diluted basis, reached US$0.70. The increase is even more significant when compared to net earnings in 2Q09, with a year-on-year variation of 369.0%.
Earnings quality in 2Q10 is also shown by the fact that it was driven by operating income which represented 125% of net earnings.

US GAAP	2Q10
Financial revenues totaled US$69 million, above the US$48 million figure for 1Q10. Financial expenses reached US$514 million, compared to US$465 million spent in 1Q10, impacted mainly by tax charges of US$56 million on the conversion into ADRs of the two series of mandatorily convertible notes due June 15, 2010, representing 1.5% and 1.3%, respectively, of the outstanding common and preferred shares on June 15, 2010.
The mark-to-market of shareholders’ debentures led to a US$30 million non-cash negative charge.
In 2Q10, the mark-to-market of the transactions with derivatives caused a negative charge against earnings of US$112 million, against US$230 million in 1Q10. However, these transactions produced a net positive cash flow impact of US$111 million.
The net result of the currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from exchange rate volatility, produced a negative non-cash effect of US$214 million in 2Q10, and a positive cash impact of US$143 million.
As nickel prices trended downwards, our positions with nickel derivatives produced a non-cash positive charge of US$104 million in 2Q10, contributing to reduce our cash flow by US$38 million.
The derivative transactions related to bunker oil and freight costs, structured to minimize the volatility of the cost of maritime freight from Brazil to Asia, had a negative non-cash impact of US$24 million, of which US$20 million generated a positive cash effect.
As a consequence of the slight depreciation of Vale’s functional currency, the Brazilian real, against the US dollar6, foreign exchange and monetary variations caused a positive impact on our net earnings of US$66 million, against a negative impact of US$30 million in 1Q10.
In 2Q10 there were non-cash losses of US$6 million stemming from the discontinuation of.kaolin assets.
Equity income reached US$283 million, well above the US$96 million in 1Q10. The non-consolidated affiliates in the bulk materials business contributed with US$263 million, logistics with US$24 million, steel with US$13 million and base metals decreased equity income by US$17 million.
Individually, the greatest contributors to equity income were Samarco (US$245 million), MRS (US$23 million) and Longyu (US$19 million).
• CASH GENERATION
Cash generation, as measured by the adjusted EBITDA, reached US$5.577 billion in 2Q10, being 95.4% higher than the US$2.855 billion for 1Q10 and the third highest in our history. The US$2.722 billion increase was chiefly due to better performance of operating income, which added US$2.568 million to the adjusted EBITDA. Dividends received from non-consolidated affiliates increased by US$149 million, reaching US$199 million.
In the last twelve-month period ended June, 30, 2010, adjusted EBITDA reached US$13.591 billion.
The bulk materials business decreased its share in Vale’s total adjusted EBITDA to 90.3% from 93.2% in 1Q10. The base metals business was responsible for 9.4% of the total, while logistics accounted for 2.0% and fertilizer nutrients contributed with 0.2%. Other businesses reduced adjusted EBITDA by 1.9% and R&D expenditures decreased it by 3.4%.

[6]	From the beginning to the end of the 2Q10 period, the Brazilian real depreciated 1.2% against the US dollar.

US GAAP	2Q10
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	2Q09	1Q10	2Q10
Net operating revenues	4,948	6,604	9,658
COGS	(3,135)	(3,539)	(4,122)
SG&A	(230)	(293)	(343)
Research and development	(265)	(172)	(189)
Other operational expenses	(342)	(538)	(374)
Adjusted EBIT	976	2,062	4,630
Depreciation, amortization & exhaustion	643	743	748
Dividends received	106	50	199
Adjusted EBITDA	1,725	2,855	5,577
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	2Q09	1Q10	2Q10
Bulk materials	1,452	2,660	5,038
Ferrous minerals	1,459	2,687	5,047
Coal	(7)	(27)	(9)
Base metals	325	273	522
Fertilizers nutrients	88	26	10
Logistics	91	60	113
Others	(231)	(164)	(106)
Total	1,725	2,855	5,577
• DEBT INDICATORS
As of June 30, 2010, total debt was US$23.959 billion, with an average maturity of 8.8 years and an average cost of 5.25% per annum, with net debt(c) at US$17.724 billion.
Cash holdings reduced to US$6.235 billion from US$11.136 billion, due to expenditures associated to acquisitions — US$4.7 billion for the fertilizer assets and US$500 million for Simandou.
In this quarter, we also paid the first installment of the minimum dividend for 2010, which totaled US$1.25 billion.
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, went down to 1.8x on June 30, 2010 from 2.4x on March 31, 2010, as a consequence of the improved performance of cash generation.
The total debt/enterprise value(e) ratio was 17.0% on June 30, 2010, against 13.4% on March 31, 2010.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment(f) ratio, went to 12.7x from 9.0x on March 31, 2010.
Considering hedge positions, 35% of total debt on June 30, 2010, was linked to floating interest rates and 65% to fixed interest rates, while 98% was denominated in US dollars and the remainder in other currencies.
Despite the increase in market tensions, our bonds have been performing well, reflecting investor confidence in Vale’s strong fundamentals. For instance, the spreads of Vale 2018 @ 4.375% per annum, our first bond in euros issued in March 2010, have been hovering around 130 basis points, reflecting a price increase since its placement.

US GAAP	2Q10
Table 7 — DEBT INDICATORS

US$ million	2Q09	1Q10	2Q10
Total debt	19,493	23,569	23,959
Net debt	8,301	12,433	17,724
Total debt / adjusted LTM EBITDA (x)	1.5	2.4	1.8
Adjusted LTM EBITDA / LTM interest expenses (x)	10.8	9.0	12.7
Total debt / EV (%)	19.9	13.4	17.0
• INVESTMENTS
In 2Q10, Vale’s investments, excluding acquisitions, amounted to US$2.375 billion. US$1.694 billion was spent on project development of organic growth, US$273 million on research and development (R&D), and US$407 million on the maintenance of existing operations.
The capex in the first half of the year totaled US$4.533 billion, compared to US$3.794 billion in the same period of last year. Of the total disbursement in 1H10, 81.5% was allocated to finance growth, involving project execution and R&D.
In 2Q10, R&D investments comprised expenditures of US$79 million in the mineral exploration program, US$75 million in natural gas exploration, US$102 million in conceptual, pre-feasibility and feasibility studies for projects, and US$17 million to develop new processes, technological innovations and adaptation of technologies.
To support our growth strategy, we continue to invest in greenfield mineral exploration to find new reserves and create additional growth options for Vale, searching mainly for non-ferrous minerals, fertilizers and bulk materials in South and North America, Africa, Asia and Oceania.
As result of the investment in gas exploration, Vale obtained certification of its oil and gas resources, which indicates 210 million barrels of oil equivalent (boe), with potential to produce 58,000 boe per day in 2017. The resource base includes quantities of oil and gas that are not classified as proven reserves but are expected to be moved into the proven reserves category and produced in the future.
Investments in the base metals business were US$655 million, while US$806 million was spent in the bulk materials business, including the iron ore brownfield projects Carajás additional 30Mtpy, Tubarão VIII and Conceição Itabiritos, and the Moatize coal project, US$422 million in logistics, US$174 million in fertilizer nutrients, US$164 million in power generation, US$41 million in steel projects and US$113 million in corporate activities and other business segments.
In the first seven months of 2010, Vale already delivered three of the seven projects scheduled to come on stream in the year: (a) Additional 20 Mtpy, a low-cost high-quality iron ore brownfield project at Carajás; (b) TKCSA, a steel slab plant in the state of Rio de Janeiro, Brazil, with a capacity of 5 Mt per year, in which Vale has a 26.87% stake and is the exclusive supplier of iron ore and pellets. In 2H10; (c) Bayóvar, a phosphate rock mine in Peru, with capacity to produce 3.9 Mt per year, which came on stream on time and on budget and is one of the lowest cost phosphate rock mines in the world. It is our first greenfield project in the fertilizer business and also our first greenfield mining project outside Brazil to be concluded so far. Onça Puma (ferronickel), Tres Valles (copper), Oman (pellet plant and distribution center) and Estreito (power plant) are scheduled to start-up in the second half of the year.
The delivery of a pipeline of projects entails production growth, cash generation and value creation, following a transitory phase in which there are large financing needs to support their development and pressures on returns on capital invested. Some of the projects already concluded, such as Bayóvar, and others to be delivered in the near future, such as Moatize and Salobo, also create the opportunity for low-capex brownfield expansions, magnifying their impact on cash flow and return to shareholders.

US GAAP	2Q10
In the first half of 2010, Vale spent US$5.33 billion in acquisitions, involving fertilizer (US$4.74 billion), iron ore (US$500 million), and coal (US$92 million) assets.
On May 27 the main steps in the acquisition of fertilizer assets in Brazil were concluded. Vale acquired 58.6% of Fosfertil for US$3.0 billion, involving 72.6% of the common shares and 51.4% of the preferred shares. The remaining US$1.7 billion is attributable to the acquisition of phosphate assets now under Vale Fosfatados7.
On April 30, Vale acquired a 51% interest in Simandou, Guinea, one of the best undeveloped iron ore deposits in the world in terms of size and quality. In an all-cash transaction, Vale will pay US$2.5 billion, of which US$500 million was paid immediately and the remaining US$2.0 billion on a phased basis upon achievement of specific milestones.
On June 1, we acquired an additional 24.5% stake in the Belvedere coal project in Australia for US$92 million. As an outcome of this transaction, Vale increased its share in Belvedere to 75.5% from 51.0%.
As part of our portfolio asset management, we have completed transactions to divest some assets for US$886 million.
Our wholly-owned subsidiary Valesul concluded the sale of its aluminum assets for US$31 million. We have entered into an agreement with a company wholly-owned by the Government of the Sultanate of Oman, to sell 30% of our pellet plant project in the country, for US$125 million.
Vale sold minority stakes in the Bayóvar project in Peru through the newly-formed company MVM Resources International B.V. (MVM). We sold 35% of the total capital of MVM to Mosaic for US$385 million and 25% to Mitsui for US$275 million. We retain control of the Bayóvar project, holding a 51% stake of the voting shares and a 40% stake of the total capital of the newly-formed company. The alliance of Vale, Mosaic and Mitsui in this new venture creates significant shareholder value by providing Bayóvar with access to technical expertise, guaranteed product off-take and enhanced product distribution capabilities.
Vale divested its 86.2% stake in Pará Pigmentos S.A. (PPSA), and other kaolin mineral rights located in the state of Pará, Brazil. The assets were sold to Imerys SA, a company listed on Euronext Paris, for US$70 million.
Main mineral greenfield exploration investments

Countries
Copper	Angola, Argentina, Australia, Brazil, Canada, Chile, China, Democratic Republic of Congo, Kazakhstan, Mongolia, Peru
Potash	Argentina, Brazil, Canada
Nickel	Angola, Australia, Brazil, Canada, China, Mongolia, South Africa
Coal	Australia, Canada, Colombia, Mozambique
Iron Ore	Australia, Brazil, Guinea
Phosphates	Brazil, Mozambique
Manganese	Brazil
Table 8 — TOTAL INVESTMENT BY CATEGORY

US$ million	2Q09%		1Q10%		2Q10%
Organic growth	1,617	77.7	1,725	79.9	1,968	82.9
Projects	1,363	65.5	1,540	71.4	1,694	71.3
R&D	254	12.2	185	8.6	273	11.5
Stay-in-business	463	22.3	433	20.1	407	17.1
Total	2,080	100.0	2,158	100.0	2,375	100.0

[7]	See “Vale concludes important steps of the fertilizer assets acquisition”. May 27, 2010, on www.vale.com.

US GAAP	2Q10
Table 9 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	2Q09%		1Q10%		2Q10%
Bulk materials	557	26.8	771	35.7	806	33.9
Ferrous minerals	420	20.2	565	26.2	628	26.4
Coal	137	6.6	206	9.5	178	7.5
Base metals	604	29.0	521	24.1	655	27.6
Fertilizers nutrients	91	4.4	103	4.8	174	7.3
Logistics	585	28.1	471	21.8	422	17.8
Power generation	155	7.4	131	6.1	164	6.9
Steel	50	2.4	30	1.4	41	1.7
Others	38	1.8	131	6.1	113	4.8
Total	2,080	100.0	2,158	100.0	2,375	100.0
• Description of the main projects

		Budget
		US$ million
Business	Project	2010	Total	Status
Bulk Materials /Logistics	Carajás — Additional 30 Mtpy	362	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Vegetation removal permit and installation license obtained. Start-up planned for 1H12.

	Vargem Grande — Itabiritos	139	1,521	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Abóboras mine. Total budget includes the capital expenditures for increasing capacity at the Andaime railroad terminal. Start-up expected for 2H13.

	Conceição Itabiritos	184	1,174	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H13.

	Carajás Serra Sul (mine S11D)	1,126	11,297	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H13, subject to obtaining the environmental licenses. The project is still subject to approval by the Board of Directors.

	Apolo	38	2,509	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Oman	484	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10.

US GAAP	2Q10

		Budget
		US$ million
Business	Project	2010	Total	Status
	Tubarão VIII	151	833	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Moatize	722	1,658	This project is located in Mozambique and will have annual production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is scheduled for 1H11.

	Teluk Rubiah	98	900	It involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase, and the possibility to expand it up to 90 million metric tons in the future. Start-up is planned for 1H13. The project is subject to approval by the Board of Directors.

	Onça Puma	510	2,646	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Start-up expected for 2H10.

	Totten	146	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

	Long-Harbour	441	2,821	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

Base Metals	Tres Valles	54	140	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 2H10.

	Salobo	600	1,808	The project will have a production capacity of 100,000 metric tons of copper in concentrate. Project implementation under way and civil engineering work has started. Conclusion of work scheduled for 2H11.

	Salobo expansion	66	1,025	The project will expand the Solobo mine annual production capacity from 100,000 to 200,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Konkola North	50	145	Located in the Zambian copper belt, this is an underground mine and will have an estimated nominal production capacity of 44,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. We will begin development in the second half of 2010, and the conclusion of the project, which is subject to Board approval, is targeted for 2013.

Fertilizers Nutrients	Rio Colorado	304	4,118	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash - KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up is expected to take place in the 2H13. This project is subject to Board of Directors approval.

US GAAP	2Q10

		Budget
		US$ million
Business	Project	2010	Total	Status
	Estreito	186	703	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

	Karebbe	126	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 130 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel and enabling the potential expansion to 90,000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start-up in 2H11.

Energy	Biofuels	55	407	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.
• PERFORMANCE OF THE BUSINESS SEGMENTS
• Bulk materials
• Ferrous minerals
Shipments of iron ore and pellets in 2Q10 reached 69.602 Mt, 6.0% above the previous quarter. Sales volumes of iron ore were 59.124 Mt, with a 2.2% quarter-on-quarter basis, while pellets sales, supported by very good production performance, amounted to 10.478 Mt, growing 34.9%

Shipments have underperformed the sales program primarily due to operational problems at the discharge in the Ponta da Madeira maritime terminal. At this facility, shipments trended downwards until April, when they reached a low point at 4.9 Mt due to a stoppage caused by an accident with a conveyor belt. Since then and as a result of our efforts, problems are being solved and quantities shipped have been gradually increasing.
As a consequence of the broadening of the recovery in the global iron ore demand, a rebalancing of the composition of our sales by geography is taking place, with China’s share declining, reaching 39.1% in 2Q10, in a significant drop from its peak level of 66.5% in 1Q09.
Revenues generated from the sale of iron ore amounted to US$5.435 billion, 45.0% higher than 1Q10. They were influenced by the average realized price of US$91.93 per metric ton, 42.0% higher than the price of US$64.76 in 1Q10. The price rise in 2Q10 was based on the new pricing regime, although some of the sales were still priced at 1Q10 levels. These sales were made in 1Q10 however they were shipped and accounted for in 2Q10.
Revenues from pellets were US$1.610 billion, 109.4% above the 1Q10 figure. Average sales prices increased 55.2%, to US$153.66 per metric ton from US$99.00.
It is worthwhile noting that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 2Q10, Vale sold 13.8 million metric tons of iron ore and pellets on a CFR basis, against 11.8 million metric tons in 1Q10.

US GAAP	2Q10
Volumes of manganese ore sold in 2Q10 reached 345,000 metric tons, with an 82.5% increase over 1Q10, at 189,000 metric tons. Revenues from the sale of manganese reached US$89 million, from US$58 million in 1Q10, with an average realized price of US$257.97 per metric ton.
Sales of ferroalloys amounted to 105,000 metric tons, above the 1Q10 sales volume of 97,000 metric tons. They generated revenues of US$160 million, against US$131 million in the last quarter. Average prices increased to US$1,523.81 per metric ton from US$1,350.52 in 1Q10.
Sales of ferrous minerals products — iron ore, pellets, manganese, ferroalloys and pig iron — produced a total revenue of US$7.321 billion in 2Q10, increasing 55.0% vis-à-vis US$4.722 billion in 1Q10, and being the second largest ever.
The adjusted EBIT margin for the ferrous minerals business increased to 62.8% in 2Q10 in relation to 49.0% in 1Q10.
Adjusted EBITDA in 2Q10 reached US$5.047 billion, with an 87.8% quarter-on-quarter increase. The increase of US$2.360 billion was mainly caused by higher sales prices, which have added US$2.174 billion to the cash flow.
Table 10 — BULK MATERIALS: FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	2Q09%		1Q10%		2Q10%
Americas	5,094	9.5	10,853	16.5	11,845	17.0
Brazil	4,393	8.2	9,533	14.5	10,521	15.1
Steel mills and pig iron producers	4,393	8.2	8,638	13.2	9,444	13.6
JVs pellets	—	—	895	1.4	1,077	1.5
USA	77	0.1	—	—	—	—
Others	624	1.2	1,320	2.0	1,324	1.9
Asia	42,561	79.1	40,303	61.4	38,612	55.5
China	35,611	66.2	27,626	42.1	27,191	39.1
Japan	3,372	6.3	8,446	12.9	6,470	9.3
South Korea	2,269	4.2	2,769	4.2	2,942	4.2
Others	1,309	2.4	1,462	2.2	2,009	2.9
Europe	4,738	8.8	12,841	19.6	16,966	24.4
Germany	1,396	2.6	4,534	6.9	6,366	9.1
United Kingdom	1,261	2.3	1,770	2.7	2,827	4.1
France	490	0.9	894	1.4	712	1.0
Belgium	—	—	446	0.7	556	0.8
Italy	595	1.1	1,797	2.7	2,568	3.7
Others	996	1.9	3,400	5.2	3,937	5.7
Rest of the World	1,428	2.7	1,646	2.5	2,179	3.1
Total	53,821	100.0	65,643	100.0	69,602	100.0
OPERATING REVENUE BY PRODUCT

US$ million	2Q09	1Q10	2Q10
Iron ore	2,423	3,748	5,435
Pellet plant operation services	3	5	8
Pellets	176	769	1,610
Manganese ore	43	58	89
Ferroalloys	69	131	160
Others	2	11	19
Total	2,716	4,722	7,321

US GAAP	2Q10
AVERAGE SALE PRICE

US$/ metric ton	2Q09	1Q10	2Q10
Iron ore	47.82	64.76	91.93
Pellets	55.82	99.00	153.66
Manganese ore	144.78	306.88	257.97
Ferroalloys	971.83	1,350.52	1,523.81
VOLUME SOLD

‘000 metric tons	2Q09	1Q10	2Q10
Iron ore	50,668	57,875	59,124
Pellets	3,153	7,768	10,478
Manganese ore	297	189	345
Ferroalloys	71	97	105
• Coal
Revenues from sales of coal products reached US$185 million in 2Q10, 45.7% above the 1Q10 figure of US$127 million. US$72 million originated from shipments of thermal coal and US$113 million from metallurgical coal.
Total coal sales reached 2.245 million metric tons, 46.2% higher than in 1Q10, at 1.536 million metric tons. Coal shipments in 2Q10 were comprised of 1.390 Mt of thermal coal — vs. 912,000 metric tons in 1Q10 — and 855,000 metric tons of metallurgical coal — vs. 624,000 metric tons in 1Q10.
The average sale price of metallurgical coal in 2Q10 was US$132.03 per metric ton, showing an increase of 28.1% over 1Q10, and US$52.05 per metric ton for thermal coal against US$67.98 in the previous quarter.
Table 11 — BULK MATERIALS: COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q09	1Q10	2Q10
Thermal coal	50	62	72
Metallurgical coal	46	65	113
Total	96	127	185
AVERAGE SALE PRICE

US$/ metric ton	2Q09	1Q10	2Q10
Thermal coal	71.83	67.98	52.05
Metallurgical coal	108.64	103.08	132.03
VOLUME SOLD

‘000 metric tons	2Q09	1Q10	2Q10
Thermal coal	692	912	1,390
Metallurgical coal	425	624	855
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS

	2Q09	1Q10	2Q10
Adjusted EBIT margin (%)
Bulk materials	37.3	46.6	60.6
Ferrous minerals	39.8	49.0	62.8
Coal	(31.3)	(38.6)	(25.9)
Adjusted EBITDA (US$ million)
Bulk materials	1,452	2,660	5,038
Ferrous minerals	1,459	2,687	5,047
Coal	(7)	(27)	(9)

US GAAP	2Q10
• Base metals
Total revenues from base metals reached US$1.736 billion in 2Q10, increasing US$210 million relatively to 1Q108. The revenue growth was mostly determined by higher sales volumes, which contributed with US$130 million, whereas higher prices added only US$36 million as a consequence of the price correction from April until June 2010.
Although the strike at the Sudbury and Voisey’s Bay operations negatively affected the performance of the base metals business in 2Q10, a gradual normalization of our production is underway. Following the partial resumption of operations at Sudbury and Voisey’s Bay, the Clydach refinery reached full capacity operation — 40,000 metric tons per year — and the strike at Sudbury came to an end in July.
Nickel sales produced revenues of US$820 million in 2Q10, against US$687 million in 1Q10. Higher sales prices were responsible for an increase of US$93 million, while volumes added US$40 million. Despite the price fall between April and June, as sales prices tend to lag behind LME prices average nickel prices for 2Q10 were US$22,732 per metric ton, versus US$20,147 in 1Q10.
Total shipments of finished nickel reached 36,000 metric tons in 2Q10, increasing by 5.9% against 1Q10. Sales to Asia amounted to 27,000 metric tons, representing 74.0% of the total volume, decreasing from 78.0% in the previous quarter. North America was responsible for 18.4%, and Europe 7.3%.
Copper revenues rose slightly to US$233 million, compared with US$227 million in 1Q10. The positive effect of higher volumes sold — US$30 million — was almost entirely offset by the decline in price, US$24 million.
Revenues from the sale of PGMs increased to US$14 million in 2Q10 from US$1 million in 1Q10, due to higher volumes. Revenues from the sale of cobalt remained at US$5 million in 2Q10.
Revenues from sales of bauxite, alumina and aluminum amounted to US$655 million, 9.3% higher than in 1Q10. This increase was almost totally due to increased volumes shipped.
The average sales price of aluminum was US$2,179 per metric ton in 2Q10 against US$2,263 per metric ton in the previous quarter. The price of alumina rose to US$286.93 per metric ton from US$280.27 in 1Q10.
In 2Q10, Vale shipped 112,000 metric tons of primary aluminum versus 106,000 tons in 1Q10.
The EBIT margin of the base metals business shifted upward, with a positive figure after two quarters of negative margins, coming to 7.8%, from -5.7% in 1Q10. The higher volumes of nickel and copper sales, the increase of 12.8% in average nickel prices and the reduction of expenses related to idle capacity were instrumental in the margin improvement.
Adjusted EBITDA for base metals in 2Q10 was US$522 million, the highest since the US$1.3 billion figure for 3Q08, and an increase of 91.2% on a quarter-on quarter basis. Lower SG&A and other expenses (US$149 million) and larger sales volumes (US$106 million) contributed to that result.

[8]	The statistics for base metals performance were aggregated under non-ferrous minerals, jointly with potash and kaolin until 1Q10.

US GAAP	2Q10
Table 13 — BASE METALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q09	1Q10	2Q10
Nickel	916	687	820
Copper	271	227	233
PGMs	54	1	14
Precious metals	26	8	9
Cobalt	12	5	5
Aluminum	180	258	244
Alumina	275	331	404
Bauxite	—	6	6
Others	55	4	1
Total	1,788	1,526	1,736
AVERAGE SALE PRICE

US$/ metric ton	2Q09	1Q10	2Q10
Nickel	13,223.86	20,146.63	22,731.51
Copper	5,051.54	6,881.85	6,112.22
Platinum (US$/oz)	1,028.53	—	1,626,27
Cobalt (US$/lb)	7.99	15.06	12.76
Aluminum	1,451.61	2,263.16	2,178.57
Alumina	196.01	280.27	286.93
Bauxite	—	30.61	31.75
VOLUME SOLD

‘000 metric tons	2Q09	1Q10	2Q10
Nickel	69	34	36
Copper	54	33	38
Precious metals (oz)	522	142	110
PGMs (oz)	97	—	15
Cobalt (metric ton)	681	151	178
Aluminum	124	114	112
Alumina	1,403	1,181	1,408
Bauxite	—	196	189

	2Q09	1Q10	2Q10
Adjusted EBIT margin (%)	(4.0)	(5.7)	7.8
Adjusted EBITDA (US$ million)	325	273	522
• Fertilizer nutrients
Total revenues from fertilizer nutrients reached US$210 million in 2Q10, of which US$155 million stemming from the consolidation of revenues from the sales of phosphates and nitrogen fertilizers generated in June by the newly acquired assets.
As a response to a collapse in potash demand in 2H08, there was an unprecedented cutback in production and a phase of destocking during 2009. Given the completion of inventory adjustment and the need to replenish soil nutrient levels, demand for potash is beginning to normalize. Therefore, we expect an increasing demand in 2H10, when sales in the Brazilian market are seasonally strong.

US GAAP	2Q10
Potash sales produced revenues of US$55 million in 2Q10, against US$65 million in the previous quarter. Lower sales volumes — 133,000 in 2Q10 vis-à-vis 157,000 metric tons in 1Q10 — accounted for a majority of the decrease in revenues, since average sales prices remained stable, hovering around US$415.
Revenues of phosphate fertilizers amounted to US$107 million in June. Total shipments of MAP (monoammonium phosphate) reached 47,000 metric tons (t), TSP (triple superphosphate) 71,000 t, SSP (single superphosphate) 215,000 t, and DCP (dicalcium phosphates) 37,000 t.
The sale of nitrogen fertilizers reached US$35 million in this quarter, while other related products amounted to US$13 million in 2Q10.
The EBIT margin of the fertilizer nutrients business decreased, coming to -6.3%, from 19.4% in 1Q10. If the effect of inventory adjustment of US$24 million described in the “Costs” section is excluded, the operating margin would be 6.3%.
Adjusted EBITDA for fertilizer nutrients totaled US$10 million in 2Q10 versus US$26 million in 1Q10. Excluding the effect of inventory adjustment, adjusted EBITDA would total US$34 million.
Table 14 — FERTILIZERS NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q09	1Q10	2Q10
Potash	121	65	55
Phosphates	—	—	107
Nitrogen	—	—	35
Others	—	—	13
Total	121	65	210
AVERAGE SALE PRICE

US$/ metric ton	2Q09	1Q10	2Q10
Potash	630.21	414.01	413.53
Phosphates
MAP	—	—	468.89
TSP	—	—	370.25
SSP	—	—	185.33
DCP	—	—	508.78
Nitrogen	—	—	399.65
VOLUME SOLD

‘000 metric tons	2Q09	1Q10	2Q10
Potash	192	157	133
Phosphates
MAP	—	—	47
TSP	—	—	71
SSP	—	—	215
DCP	—	—	37
Nitrogen	—	—	88
SELECTED FINANCIAL INDICATORS

	2Q09	1Q10	2Q10
Adjusted EBIT margin (%)	63.0	19.4	(6.3)
Adjusted EBITDA (US$ million)	88	26	10

US GAAP	2Q10
• Logistics services
Revenues stemming from logistics services were US$407 million in 2Q10, against US$311 million in 1Q10 and US$280 million in 2Q09.
Revenues from rail transportation of general cargo were US$301 million and port services generated US$106 million, vis-à-vis US$236 million and US$75 million in 1Q10, respectively.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — carried 6.838 billion ntk of general cargo for clients in 2Q10, against 5.605 billion ntk in 1Q10. The increase was mainly driven by the rise in transportation of agricultural products and steel industry inputs and products, of 20.6% and 17.6%, respectively.
The main cargoes carried by our railroads in 2Q10 were agricultural products (40.7%), steel industry inputs and products (38.9%), fuels (7.5%), building materials and forestry products (3.5%) and others (9.4%).
Our ports and maritime terminals handled 7.108 million metric tons of general cargo, against 4.622 million in the previous quarter.
There was a significant improvement of the operational margin in 2Q10, when the adjusted EBIT margin rose to 18.3%, from 5.3% in 1Q10. This result was mainly driven by the improvement in the port services for ship loading and unloading of coal and soybeans, associated with a reduction in costs and expenses of 7.3%. Adjusted EBITDA reached US$113 million in 2Q10, compared to US$60 million in 1Q10, mainly as a result of the increase in services.
Table 15 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q09	1Q10	2Q10
Railroads	223	236	301
Ports	57	75	106
Total	280	311	407
VOLUME SOLD

‘000 metric tons	2Q09	1Q10	2Q10
Railroads (million ntk)	6,207	5,605	6,838
SELECTED FINANCIAL INDICATORS

	2Q09	1Q10	2Q10
Adjusted EBIT margin (%)	15.3	5.3	18.3
Adjusted EBITDA (US$ million)	91	60	113

US GAAP	2Q10
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on July 30, 2010, at 11:00 am Rio de Janeiro time, 10:00 am New York Eastern Time, 3:00 p.m. British Summer Time, 4:00 p.m. Paris Time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from July 30, 2010.

US GAAP	2Q10
IFRS — RECONCILIATION WITH USGAAP
Since December 2007, significant modifications have been made to Brazilian GAAP as part of a Convergence project with International Financial Reporting Standards (IFRS). By the end of 2010, the full year financial statements the convergence will be completed and therefore the IFRS will be the accounting standards adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.
The net income reconciliation between the 2Q10 net income according to Brazilian rules (in conformity with the IFRS) and USGAAP are as follows:
NET INCOME RECONCILIATION

US$ million	2Q10
Net income CPC / IFRS	3,703
Depletion of assets on business acquired	(42)
Income tax	1
Pension plan	46
Other adjustments	(3)
Net income US GAAP	3,705
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of this assets.
Pension Plan: This adjustment reflects the return accrued of overfunded plans, which under IFRS are only recorded if there is a clear evidence of its realization.
Other adjustments: Refers basically to the adjustment to present value of interest on mandatorily convertible notes due to the bifurcation approach.
Income tax: Income tax related to the previously described adjustments.

US GAAP	2Q10
• ANNEX 1 — FINANCIAL STATEMENTS
Table 16 — INCOME STATEMENTS

US$ million	2Q09	1Q10	2Q10
Gross operating revenues	5,084	6,848	9,930
Taxes	(136)	(244)	(272)
Net operating revenue	4,948	6,604	9,658
Cost of goods sold	(3,135)	(3,539)	(4,122)
Gross profit	1,813	3,065	5,536
Gross margin (%)	36,6	46,4	57,3
Selling, general and administrative expenses	(230)	(293)	(343)
Research and development expenses	(265)	(172)	(189)
Others	(342)	(538)	(374)
Operating profit	976	2,062	4,630
Financial revenues	93	48	69
Financial expenses	(293)	(465)	(514)
Gains (losses) on derivatives, net	873	(230)	(112)
Monetary variation	523	(30)	66
Gains on sale of affiliates	157	—	—
Discontinued operations	—	(145)	(6)
Tax and social contribution (Current)	(1,494)	(249)	(609)
Tax and social contribution (Deferred)	(130)	488	(52)
Equity income and provision for losses	135	96	283
Minority shareholding participation	(50)	29	(50)
Net earnings	790	1,604	3,705
Earnings per share (US$)	0.15	0.31	0.71
Diluted earnings per share (US$)	0.15	0.30	0.70
Table 17 — FINANCIAL RESULTS

US$ million	2Q09	1Q10	2Q10
Gross interest	(213)	(233)	(273)
Debt with third parties	(212)	(233)	(272)
Debt with related parties	(1)	—	(1)
Tax and labour contingencies	(14)	(39)	(54)
Others	(66)	(193)	(187)
Financial expenses	(293)	(465)	(514)
Financial income	93	48	69
Derivatives	873	(230)	(112)
Exchange and monetary gain (losses), net	523	(30)	66
Financial result, net	1,196	(677)	(473)
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	2Q09%		1Q10%		2Q10%
Ferrous minerals	93	64.6	58	60.4	249	88.0
Coal	8	5.6	18	18.8	14	4.9
Base metals	13	9.0	6	6.3	(17)	(6.0)
Logistics	24	16.7	12	12.5	24	8.5
Steel	6	4.2	2	2.1	13	4.6
Total	144	100.0	96	100.0	283	100.0

US GAAP	2Q10
Table 19 — BALANCE SHEET

US$ million	30/06/2009	31/03/2010	30/06/2010
Assets
Current	20,528	22,812	25,039
Long-term	6,264	7,767	7,571
Fixed	62,264	73,761	78,193
Total	89,056	104,340	110,803
Liabilities
Current	5,788	10,090	12,213
Long term	30,914	33,242	34,894
Shareholders’ equity	52,354	61,008	63,696
Paid-up capital	24,231	24,250	27,516
Reserves	23,777	31,171	31,761
Non controlling interest	2,477	2,784	3,485
Mandatory convertible notes	1,869	2,803	934
Total	89,056	104,340	110,803

US GAAP	2Q10
Table 20 — CASH FLOW

US$ million	2Q09	1Q10	2Q10
Cash flows from operating activities:
Net income	840	1,575	3,755
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	643	743	748
Dividends received	106	50	199
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(135)	(96)	(283)
Deferred income taxes	130	(488)	52
Loss on sale of property, plant and equipment	46	98	48
Gain on sale of investment	(157)	145	6
Exchange and monetary losses	(817)	(59)	(20)
Net unrealized derivative losses	(809)	243	223
Net interest payable	(54)	18	(13)
Others	(18)	118	(17)
Decrease (increase) in assets:
Accounts receivable	271	(777)	(1,608)
Inventories	98	(258)	(130)
Recoverable taxes	1,275	48	(78)
Others	(8)	125	(60)
Increase (decrease) in liabilities:
Suppliers	(227)	112	385
Payroll and related charges	62	(277)	127
Income tax	(276)	(46)	357
Others	96	132	(15)
Net cash provided by operating activities	1,066	1,406	3,676
Cash flows from investing activities:
Short term investments	217	3,735	12
Loans and advances receivable	(52)	(33)	10
Guarantees and deposits	(34)	(116)	(47)
Additions to investments	(291)	(28)	(23)
Additions to property, plant and equipment	(2,008)	(1,817)	(2,236)
Proceeds from disposals of investment	277	—	—
Net cash used to acquire subsidiaries	(300)	—	(5,234)
Net cash used in investing activities	(2,191)	1,741	(7,518)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	9	(17)	19
Loans	(155)	9	3
Long-term debt	296	1,059	469
Repayment of long-term debt	(52)	(250)	(133)
Interest attributed to shareholders	(1,255)	—	(1,250)
Dividends to minority interest	—	(1)	(58)
Net cash used in financing activities	(1,157)	800	(950)
Increase (decrease) in cash and cash equivalents	(2,282)	3,947	(4,792)
Effect of exchange rate changes on cash and cash equivalents	1,477	(116)	(97)
Cash and cash equivalents, beginning of period	8,997	7,293	11,124
Cash and cash equivalents, end of period	8,192	11,124	6,235
Cash paid during the period for:
Interest on short-term debt	—	(1)	—
Interest on long-term debt	(311)	(243)	(298)
Income tax	(85)	(127)	(40)
Interest capitalized	50	46	56

US GAAP	2Q10
• ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 21 — VOLUME SOLD — MINERALS AND METALS

‘000 metric tons	2Q09	1Q10	2Q10
Iron ore	50,668	57,875	59,124
Pellets	3,153	7,768	10,478
Manganese ore	297	189	345
Ferroalloys	71	97	105
Thermal coal	692	912	1,390
Metallurgical coal	425	624	855
Nickel	69	34	36
Copper	54	33	38
Precious metals (oz)	522	142	110
PGMs (oz)	97	—	15
Cobalt (metric ton)	681	151	178
Aluminum	124	114	112
Alumina	1,403	1,181	1,408
Bauxite	—	196	189
Potash	192	157	133
Phosphates
MAP	—	—	47
TSP	—	—	71
SSP	—	—	215
DCP	—	—	37
Nitrogen	—	—	88
Railroads (million ntk)	6,207	5,605	6,838
Table 22 — AVERAGE SALE PRICES

US$/ton	2Q09	1Q10	2Q10
Iron ore	47.82	64.76	91.93
Pellets	55.82	99.00	153.66
Manganese ore	144.78	306.88	257.97
Ferroalloys	971.83	1,350.52	1,523.81
Thermal coal	71.83	67.98	52.05
Metallurgical coal	108.64	103.08	132.03
Nickel	13,223.86	20,146.63	22,731.51
Copper	5,051.54	6,881.85	6,112.22
Platinum (US$/oz)	1,028.53	—	1,626,27
Cobalt (US$/lb)	7.99	15.06	12.76
Aluminum	1,451.61	2,263.16	2,178.57
Alumina	196.01	280.27	286.93
Bauxite	—	30.61	31.75
Potash	630.21	414.01	413.53
Phosphates
MAP	—	—	468.89
TSP	—	—	370.25
SSP	—	—	185.33
DCP	—	—	508.78
Nitrogen	—	—	399.65

US GAAP	2Q10
Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	2Q09	1Q10	2Q10
Bulk materials	37.3	46.6	60.6
Ferrous minerals	39.8	49.0	62.8
Coal	(31.3)	(38.6)	(25.9)
Base metals	(4.0)	(5.7)	7.8
Fertilizers nutrients	63.0	19.4	(6.3)
Logistics	15.3	5.3	18.3
Total	19.7	31.2	47.9

US GAAP	2Q10
• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	2Q09	1Q10	2Q10
Net operating revenues	4,948	6,604	9,658
COGS	(3,135)	(3,539)	(4,122)
SG&A	(230)	(293)	(343)
Research and development	(265)	(172)	(189)
Other operational expenses	(342)	(538)	(374)
Adjusted EBIT	976	2.062	4.630
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	2Q09	1Q10	2Q10
Operational cash flow	1,066	1,406	3,676
Income tax	1,494	249	609
FX and monetary losses	294	89	(46)
Financial expenses	(619)	629	570
Net working capital	(1,291)	941	1022
Other	781	(459)	(254)
Adjusted EBITDA	1,725	2,855	5,577
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	2Q09	1Q10	2Q10
Total debt	19,493	23,569	23,959
Cash and cash equivalents	11,192	11,136	6,235
Net debt	8,301	12,433	17,724
(d) Total debt / LTM Adjusted EBITDA

US$ million	2Q09	1Q10	2Q10
Total debt / LTM Adjusted EBITDA (x)	1.5	2.4	1.8
Total debt / LTM operational cash flow (x)	1.3	3.7	2.7
(e) Total debt / Enterprise value

US$ million	2Q09	1Q10	2Q10
Total debt / EV (%)	19.87	13.41	16.95
Total debt / total assets (%)	21.89	22.59	21.62
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	2Q09	1Q10	2Q10
LTM adjusted EBITDA / LTM interest payments (x)	10.83	9.01	12.73
LTM operational profit / LTM interest payments (x)	8.45	5.95	9.45

US GAAP	2Q10
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations